EXHIBIT 12.2

NEVADA POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Nine Months Ended September 30, 2008		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations
After Interest Charges	$ 165,482	$ 161,280	$ 165,694	$ 224,540	$ 132,734	$ 104,312	$ 19,277
Income Taxes	80,942	83,498	78,352	117,510	63,995	56,572	(614)
Income (Loss) From Continuing Operations
before Income Taxes	246,424	244,778	244,046	342,050	196,729	160,884	18,663

Fixed Charges	149,686	143,497	190,016	190,333	159,776	145,055	195,342
Capitalized Interest (allowance for borrowed funds used during construction)	(16,503)	(9,189)	(13,196)	(11,614)	(23,187)	(5,738)	(2,700)

Total	$ 379,607	$ 379,086	$ 420,866	$ 520,769	$ 333,318	$ 300,201	$ 211,305

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$ 149,686	$ 143,497	$ 190,016	$ 190,333	$ 159,776	$ 145,055	$ 195,342

Total	$ 149,686	$ 143,497	$ 190,016	$ 190,333	$ 159,776	$ 145,055	$ 195,342

RATIO OF EARNINGS TO FIXED CHARGES	2.54	2.64	2.21	2.74	2.09	2.07	1.08

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.  “Earnings” represents pre-tax income (or loss) from continuing operations before fixed charges (excluding capitalized interest).